Exhibit 99.1

RECONCILIATION OF FINANCIAL STATEMENTS TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

As at September 30, 2008 and for the nine months ended September 30, 2008 and 2007 (Unaudited)

The interim consolidated reconciliation of the financial statements to United States generally accepted accounting principles (U.S. GAAP) as at September 30, 2008 and for the nine months ended September 30, 2008 and 2007, has been prepared following the same accounting policies and methods of computation as the reconciliation of the financial statements to U.S. GAAP for the year ended December 31, 2007. The disclosures provided below are incremental to those included with the annual consolidated reconciliation of the financial statements to U.S. GAAP. The interim consolidated reconciliation of the financial statements to U.S. GAAP should be read in conjunction with the consolidated reconciliation of the financial statements to U.S. GAAP for the year ended December 31, 2007.

The significant differences between Canadian generally accepted accounting principles (Canadian GAAP) which, in most respects, conforms to U.S. GAAP as they apply to Precision Drilling Trust ("Precision" or the "Trust") are as follows:

 (a) Income taxes
On September 30, 2008 Precision had $46.0 million (December 31, 2007 - $44.4 million) of unrecognized tax benefits that, if recognized, would have a favourable impact on Precision's effective income tax rate in future periods. Precision classifies interest accrued on unrecognized tax benefits and income tax penalties as income tax expense. Included in the unrecognized tax benefit as September 30, 2008 is interest and penalties of $8.5 million (December 31, 2007 - $7.0 million). Under FIN 48, unrecognized tax benefits are classified as current or long-term liabilities as opposed to future income tax liabilities.

Reconciliation of unrecognized tax benefits

	Nine months ended September 30, 2008	Year ended December 31, 2007
Unrecognized tax benefits, beginning of year	$44,407	$40,047
Additions: Prior year's tax positions	1,624	5,770
Reductions: Prior year's tax positions	–	(1,410)
Unrecognized tax benefits, end of year	$46,031	$44,407

It is anticipated that approximately $8.7 million (December 31, 2007 - $8.4 million) of an unrecognized tax position that relates to past reorganization activities will be realized during the next 12 months and has been classified as a current liability. Subject to the results of audit examinations by taxing authorities and/or legislative changes by taxing jurisdictions, Precision does not anticipate further adjustments of unrecognized tax positions during the next 12 months that would have a material impact on the financial statements of Precision.

 (b) Equity settled unit based compensation
The Trust has an equity settled unit based compensation plan for non-management directors. Trust units issued upon settlement of this plan are redeemable and therefore, under U.S. GAAP are accounted for as a liability based award. The liability is re-measured, until settlement, at the end of each reporting period with the resultant change being charged or credited to statement of earnings as compensation expense.

 (c) Redemption of Trust units
Under the Declaration of Trust, Trust units are redeemable at any time on demand by the unitholder for cash and notes. Under U.S. GAAP, the amount included on the consolidated balance sheet for Unitholders’ equity would be moved to temporary equity and recorded at an amount equal to the redemption value of the Trust units as at the balance sheet date. The same accounting treatment would be applicable to the exchangeable LP units. The redemption value of the Trust units and the exchangeable LP units is determined with respect to the trading value of the Trust units as at each balance sheet date, and the amount of the redemption value is classified as temporary equity. Changes (increases and decreases) in the redemption value during a period results in a change to temporary equity and is included in the deficit.

(d) New accounting policies adopted
On January 1, 2008, Precision adopted SFAS 157, Fair Value Measurements with the deferral for certain non-financial assets and liabilities.  SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. On February 12, 2008, SFAS 157-2 was issued which allows for a one year deferral for the implementation of SFAS 157 for non-financial assets and liabilities that are recognized or disclosed at fair value on a nonrecurring basis (less frequent than annually).  Beginning January 1, 2009, Precision will adopt the provisions for non-financial assets and liabilities that are not required or permitted to be measured at fair value on a recurring basis. We are in the process of evaluating this portion of the standard and have not yet determined the impact that it will have on our financial statements upon adoption in 2009.

SFAS 157 (as amended), defines fair value, establishes a framework for measuring fair value, outlines a fair value hierarchy based on inputs used to measure fair value and enhances disclosure requirements for fair value measurements.  Fair value is defined as the price at which an asset could be exchanged in a current transaction between knowledgeable, willing parties. A liability’s fair value is defined as the amount that would be paid to transfer the liability to a new obligor, not the amount that would be paid to settle the liability with the creditor. Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or inputs are not available, use of unobservable prices or inputs are used to estimate the current fair value, often using an internal valuation model. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the item being valued.

Beginning January 1, 2008, assets and liabilities recorded or disclosed at fair value in the consolidated balance sheet are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels—defined by SFAS 157 and directly related to the amount of subjectivity associated with the inputs to fair valuation of these assets and liabilities—are as follows:

Level I—Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level II—Inputs (other than quoted prices included in Level I) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life.

Level III—Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

Management assessed the impact of SFAS 157 and concluded that there is no impact to the condensed consolidated financial statements or the notes thereto.

On January 1, 2008, Precision adopted SFAS 159, The Fair Value Option for Financial Assets and Liabilities - Including an amendment of FASB Statement No. 115. The statement provides entities with an irrevocable option to report selected financial assets and liabilities at fair value. The objective is to improve financial reporting by reducing both the complexity in accounting and the volatility in earnings caused by differences in existing accounting rules.  The adoption of this standard had no effect on the consolidated financial statements.

 (e) Recently issued accounting pronouncements
In December 2007, FASB issued SFAS 160, Non-controlling Interest in Consolidated Financial Statements. The statement clarifies the classification of non-controlling interests in the financial statements and the accounting for and reporting of transactions between the reporting entity and the holders of the non-controlling interests. The statement is effective for fiscal years beginning after December 15, 2008, and will be effective for the Trust’s December 31, 2009 year end. At this time management does not expect this statement to have a material impact on the consolidated financial statements.

In December 2007, FASB issued SFAS 141(R), Business Combinations. The statement requires most identifiable assets, liabilities, non-controlling interests and goodwill acquired in a business combination be recorded at fair value. In addition the new standard requires all business combinations be accounted for by applying the acquisition method and that all transaction costs be expensed as incurred. The statement is applicable for all business combinations occurring in fiscal years beginning after December 15, 2008, and will be effective for the Trust’s December 31, 2009 year end.

In March 2008, FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities. This standard requires enhanced disclosures about an entity’s derivative and hedging activities. Entities are required to provide enhanced disclosures about (i) how and why an entity uses derivative instruments, (ii) how derivative instruments and related hedged items are accounted for, and (iii) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. The standard increases convergence with IFRSs, as it relates to disclosures of derivative instruments. Precision is currently reviewing the guidance, which is effective for fiscal years beginning after November 15, 2008, to determine the potential impact, if any, on its consolidated financial statements.

In May 2008, FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles. This standard identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with U.S. GAAP (the GAAP hierarchy). SFAS No. 162 will become effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board (ÒPCAOBÓ) amendments to AU Section 411, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles. Precision is currently reviewing the guidance to determine the potential impact, if any, on its consolidated financial statements.

Consolidated Statements of Earnings

	Nine months ended September 30, 2008	Nine months ended September 30, 2007	Year ended December 31, 2007
Earnings from continuing operations under Canadian GAAP	$210,354	$253,491	$342,820
Adjustments under U.S. GAAP: Equity-based compensation expense	44	–	35
Earnings from continuing operations under U.S. GAAP	210,398	253,491	342,855
Earnings from discontinued operations under Canadian and U.S. GAAP	–	2,956	2,956
Net earnings and comprehensive income under U.S. GAAP	$210,398	$256,447	$345,811
Earnings from continuing operations per unit under U.S. GAAP: Basic	$1.67	$2.02	$2.73
Diluted	$1.67	$2.02	$2.73
Earnings per unit under U.S. GAAP: Basic	$1.67	$2.04	$2.75
Diluted	$1.67	$2.04	$2.75

Consolidated Statements of Deficit

	Nine months ended September 30, 2008	Nine months ended September 30, 2007	Year ended December 31, 2007
Deficit under U.S. GAAP, beginning of period	$(350,898)	$(1,873,490)	$(1,873,490)
Net earnings under U.S. GAAP	210,398	256,447	345,811
Distributions declared	(147,137)	(177,319)	(276,667)
Change in redemption value of temporary equity	(272,090)	942,581	1,453,448
Deficit under U.S. GAAP, end of period	$(559,727)	$(851,781)	$(350,898)

Consolidated Balance Sheets

	As at September 30, 2008		As at December 31, 2007
	As reported	U.S. GAAP	As reported	U.S. GAAP
Current assets	$344,541	$344,541	$271,823	$271,823
Income tax recoverable	58,055	58,055	–	–
Property, plant and equipment	1,285,584	1,285,584	1,210,587	1,210,587
Intangibles	1,376	1,376	318	318
Goodwill	284,579	347,608	280,749	343,778
	$1,974,135	$2,037,164	$1,763,477	$1,826,506
Current liabilities	$151,871	$161,477	$131,449	$140,117
Long-term incentive plan payable	7,116	7,116	13,896	13,896
Long-term debt	231,784	231,784	119,826	119,826
Future income taxes	202,783	156,752	181,633	137,226
Other long-term liabilities	–	37,344	–	36,011
Temporary equity	–	2,002,418	–	1,730,328
Unitholders’ capital	1,442,476	–	1,442,476	–
Contributed surplus	998	–	307	–
Deficit	(62,893)	(559,727)	(126,110)	(350,898)
	$1,974,135	$2,037,164	$1,763,477	$1,826,506

SUPPLEMENTAL U.S. GAAP DISCLOSURES

	Nine months ended September 30, 2008	Nine months ended September 30, 2007	Year ended December 31, 2007
Components of change in non-cash working capital balances: Accounts receivable	$(69,403)	$127,523	$98,055
Inventory	656	311	(182)
Accounts payable and accrued liabilities	46,798	(47,654)	(49,338)
Income taxes	(229)	(3,686)	2,749
	$(22,178)	$76,494	$51,284

The components of accounts receivable are as follows:

	As at September 30, 2008	As at December 31, 2007
Trade	$197,985	$144,468
Accrued trade	103,073	96,869
Prepaids and other	24,961	15,279
	$326,019	$256,616

The components of accounts payable and accrued liabilities are as follows:

	As at September 30, 2008	As at December 31, 2007
Accounts payable	$60,094	$36,742
Accrued liabilities: Payroll	48,738	28,527
Other	26,690	15,595
	$135,522	$80,864